Exhibit 99.1

Yandex acquires Uber’s remaining stake in mobility joint venture

On April 21, 2023, Yandex N.V. (“Yandex”) entered into an agreement (the “Agreement”) with Uber NL Holdings 1 B.V. (“Uber”), a subsidiary of Uber Technologies Inc., pursuant to which Yandex agreed to purchase, and Uber agreed to sell, Uber’s entire remaining interest in the parties’ mobility joint venture, MLU B.V. (“MLU”).

The closing pursuant to the Agreement (the “Closing”) occurred on April 21, 2023. Yandex acquired Uber’s entire remaining 28.98% interest in MLU for total consideration in cash of $702.5 million (the “Transaction”).

The boards of directors of both Uber and Yandex approved the Transaction. The Transaction was not subject to the approval of the shareholders of either Uber or Yandex. The parties received all required regulatory approvals.

The Agreement superseded and was in lieu of the call option Uber granted to Yandex under a Framework Agreement dated September 7, 2021 (the “Call Option”). The Call Option was exercisable until September 7, 2023.

The Agreement contains warranties, indemnities and covenants customary for a transaction of this nature, including releases by each party of any claims against the other, including in connection with the Transaction and prior agreements among the parties.

About Yandex

Yandex (NASDAQ and MOEX: YNDX) is a technology company registered in the Netherlands that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and navigation products, while also expanding into e-commerce, online entertainment, cloud computing and other markets to assist millions of consumers in Russia and a number of international markets.

More information on Yandex can be found at https://ir.yandex/

Contacts:

Investor Relations

Yulia Gerasimova

E-mail: askIR@yandex-team.ru

Press Office

Ilya Grabovskiy

E-mail: pr@yandex-team.com